UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 3)*

            Under the Securities Exchange Act of 1934



                ALLIED HEALTHCARE PRODUCTS, INC.
_________________________________________________________________
                        (Name of Issuer)


                          Common Stock
_________________________________________________________________
                  (Title of Class of Securities


                            019222108
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        OCTOBER 22, 2003
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 3

CUSIP NO. 019222108

1.  Name of Reporting Person
       SS or Identification No. of above person (optional)

       The Cameron Baird Foundation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          155,600
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            155,600

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       155,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.993%

14.  TYPE OF REPORTING PERSON*

       OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 3

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

     Bridget B. Baird, Successor Trustee under an Agreement with
     Cameron Baird dated 12/23/38

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

       PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED            -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                              -0-

                    10.     SHARED DISPOSITIVE POWER
                              -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.000%

14.  TYPE OF REPORTING PERSON*

       IN, OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 3

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

       Jane D. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

     PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                             -0-

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.000%

14.  TYPE OF REPORTING PERSON*

     IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 3

CUSIP NO. 019222108

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

       Cameron D. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

     PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED           -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                             -0-

                     9.     SOLE DISPOSITIVE POWER
                             -0-

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.000%

14.  TYPE OF REPORTING PERSON*

     IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 3

INTRODUCTION

          The ownership of shares ("Shares") of Common
Stock of the Issuer was previously reported by the Reporting Persons in a Schedule 13D, which was filed with the Securities and Exchange Commission on August 5, 1999, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on November 29, 1999, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on December 1, 2000 ("Amendment No. 2"). Since the filing of Amendment No. 2, the owership of Shares by the Reporting Persons has changed, and the number of Shares now held by the Reporting Persons is 1,246,600 Shares.

          The Cover Pages for the Reporting Persons whose ownership of Shares has changed since the filing of Amendment No. 2 are hereby amended as shown in this Amendment No. 3. Item
5 is hereby amended as shown in this Amendment No. 3.  All other
Cover Pages and Items remain unchanged from the previous Schedule
13D, as amended.

          NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,246,600 Shares of the
Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)


The Cameron Baird                    155,600           1.993%
Foundation

Aries Hill Corp.                      50,000           0.640%

Bruce C. Baird                       100,000 (2)       1.281%

Brent D. Baird                        91,000 (3)       1.166%

First Carolina Investors,            850,000          10.888%
Inc.                                  ______           ______

TOTAL                              1,246,600          15.968%



     (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,806,682 Shares.

     (2)  50,000 of such Shares are held by Bruce C.
          Baird individually and 50,000 of such Shares are held by Bruce C. Baird's Individual
          Retirement Account.

     (3)  81,000 of such Shares are held by Brent D.
          Baird individually and 10,000 of such Shares are held by Brent D. Baird's retirement plan.

(b) The Reporting Persons have sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:


                                                 Price/Share (in
                                                 Dollars
 Sale In The Name                                Commissions not
        Of          Date      Number of Shares   included)

Cameron Baird       10/22/03  25,000             4.1179
Foundation          10/23/03  55,000             4.10


All transactions were effected through open-market sales.

(d) Not applicable

(e) Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 24th day of October, 2003.


The Cameron Baird Foundation

By:     s/Brian D. Baird
            Brian D. Baird, Trustee


Bridget B. Baird, Successor
  Trustee; Cameron D. Baird and Jane D. Baird


By: s/Brian D. Baird
     Brian D. Baird, as attorney-in-fact